Exhibit 12.1

Old Second Bancorp, Inc.

Computation of ratio of earnings to fixed charges and preferred stock dividends

(in  thousands, except ratios)

	Three Months Ended March 31,	Year ended December 31,
	2010	2009	2008	2007	2006	2005
Excluding Interest on Deposits
(Loss) Income from continuing operations before income taxes (1)	(14,721)	(53,582)	14,147	32,792	33,526	41,295
Fixed charges:
Interest expensed	224	1,881	7,573	10,498	8,827	5,736
Amortized premiums/discounts and capitalized expenses related to indebtedness	229	848	48	48	48	48
Interest expense within rental expense	17	196	213	267	251	205
Preference security dividend requirements (2)	3,053	11,961	6,586	5,584	3,795	3,766
Total Fixed charges	3,523	14,886	14,420	16,397	12,921	9,755
Income from continuing operations before income taxes and fixed charges	(11,198)	(38,696)	28,567	49,189	46,447	51,050
Fixed charges as above	3,523	14,886	14,420	16,397	12,921	9,755
Ratio of earnings to fixed charges	-3.18	-2.60	1.98	3.00	3.59	5.23

Including Interest on Deposits
Fixed charges as above	3,523	14,886	14,420	16,397	12,921	9,755
Add: Interest on deposits	6,482	39,345	56,559	73,016	59,536	38,040
Total fixed charges and interest on deposits	10,005	54,231	70,979	89,413	72,457	47,795
(Loss)Income from continuing operations before income taxes and fixed charges as above.	(11,198)	(38,696)	28,567	49,189	46,447	51,050
Add: Interest on deposits	6,482	39,345	56,559	73,016	59,536	38,040
Total Income from continuing operations before income taxes fixed charges and , interest on deposits.	(4,716)	649	85,126	122,205	105,983	89,090
Ratio of earnings to fixed charges	-0.47	0.01	1.20	1.37	1.46	1.86

(1) For year 2009, the charge for impairment on goodwill is excluded when calculating loss from continuing operations.

(2) Dividend requirement is computed using the Federal statutory rate of 35%.